UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

October 3, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund

Fisher Investments Institutional Group U.S. Small Cap Equity Fund

Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed August 2, 2019 for the purpose of forming three new series, the Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund (the “All Foreign Fund”), the Fisher Investments Institutional Group U.S. Small Cap Equity Fund (the “Small Cap Fund”), and the Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund (the “Large Cap Fund”) (each, a “Fund”).

(1)	Comment: For each Fund, please state if the objective of outperformance of the Benchmark is before or after deduction of fees and expenses. This can be stated in the objective or in the strategy.

Response: The outperformance of the Benchmark is after the deduction of fees and expenses, or stated otherwise, net of fees and expenses. We have stated this in the objective for each Fund.

(2)	Comment: For each Fund, please provide a completed Fee Table one week prior to effectiveness.

Response: We will file the 485B filing with completed Fee Tables one week prior to effectiveness.

(3)	Comment: For each Fund, please discuss the Benchmark further in the strategy.

Response: The Small Cap Fund and the Large Cap Fund already include a market capitalization range. We have added the following to the All Foreign Fund strategy: “The Fund’s Benchmark captures large- and mid-cap representation across 22 developed markets countries (excluding the U.S.) and 26 emerging markets countries.”

(4)	Comment: With respect to the All Foreign Fund, please explain why it is appropriate to include “All” in the name if the strategy says the fund will invest 80% of its assets in foreign common stocks.

Response: The 80% threshold is included to comply with Rule 35d-1, and is not intended to imply that the Fund will be 20% invested in U.S. stocks. To the extent the Fund is invested in equities, it will be invested in foreign stocks. Therefore, we believe the Fund name appropriately reflects the Fund’s strategy.

To clarify, we have added the following sentence to the principal investment strategies: “To the extent the Fund is invested in equity securities, it will be invested in foreign equity securities.”

(5)	Comment: For each Fund, please explain in plain English the following language included in the strategy: “Additionally, the Adviser seeks to add value at the security level . . . .”

Response: We have deleted the sentence.

(6)	Comment: For each Fund with an ESG policy, please clarify what external and internal sources are used to evaluate ESG standards, and further clarify ESG standards with respect to what is included.

Response: Each Fund with an ESG policy includes several paragraphs describing the Adviser’s ESG policy. The first paragraph, we believe, adequately describes the Adviser’s process for including countries and sector/industry allocations for inclusion in the initial prospectus list. The first paragraph further explains that the Adviser seeks to identify securities benefiting from ESG trends. We have not modified this paragraph.

We have revised the second paragraph in each Fund’s ESG disclosure to clarify the sources the Adviser utilizes to create its ESG screens. The second paragraph also specifies what types of categories the Adviser seeks to avoid. The second paragraph of the ESG disclosure now reads as follows:

“Also, the Fund seeks to narrow the security selection universe by applying comprehensive and robust ESG screens without compromising the Adviser’s broader market outlook and themes. The Adviser utilizes external third party ESG research and data which may include human environmental, and labor rights and controversy data. The Adviser uses this information to create business involvement screens to exclude companies with ties to categories such as, but not limited to, cluster munitions or landmines, or those that derive any revenue from nuclear or bio-chemical weapons. Additionally, the Adviser screens companies with significant revenue (generally 5% or greater, though the Adviser may determine in its discretion what it believes is significant depending upon the factor and the company) from adult entertainment, alcohol, weapons or firearms, gambling, genetic engineering and tobacco.”

(7)	Comment: For each Fund with an ESG policy, please clarify what is meant by “significant exposure” to certain categories.

Response: This is addressed in the revisions to the second paragraph of the ESG disclosure, above.

(8)	Comment: For each Fund, please rephrase in plain English the phrase “Performance is regularly decomposed .. . .” and explain what “alpha” means in the context of this sentence.

Response: We have revised the sentence in question as follows: “The Adviser analyzes the components of portfolio performance from a country, sector and stock factors perspective to confirm that risk and return are derived from intended sources.”

(9)	Comment: Please confirm that the principal risks are in order of importance and that it is appropriate to have the same first three risks for each Fund.

Response: The principal risks for each Fund are ordered by importance. The top three risks-Management Risk, General Market Risk, and Allocation Risk-are the same for each Fund because we believe those are significant and prominent risks for every Fund, and should not be given a different order of importance for any particular Fund.

(10)	Comment: For the All Foreign Fund and the Small Cap Fund, please describe in strategy to what extent the Fund will invest in the capitalization ranges discussed in the risks.

Response: With respect to the All Foreign Fund, we have added the following clause to the strategy: “, and the Adviser expects that the Fund will be principally invested in large- and mid-cap stocks.”

With respect to the Small Cap Fund, the strategy already states that: “Under normal circumstances, the Fund invests at least 80% of its assets in common stocks of U.S. small cap companies.”

(11)	Comment: For each Fund, please add the following sentences from the “How to Purchase and Redeem Shares” section to the narrative above the Fee Table: “The Fund does not impose a charge on purchases or redemptions. However, if your retirement plan has an agreement with a financial intermediary, you may be charged a fee (which may be a commission) by that intermediary.”

Response: We have added these sentences to the narrative above each Fund’s Fee Table.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP